May 2011
Preliminary Terms No. 798 Registration Statement No. 333-156423 Dated May 17, 2011 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. Equities
Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the
Performance of the S&P 500® Index due May 29, 2026
Unlike ordinary debt securities, the notes provide for the regular payment of interest only during the first year following their issuance.  From and including the second year and until maturity, interest will accrue on the notes for each index business day on which the closing value of the S&P 500® Index is at or above the index reference level of 1,000, at a variable rate per annum equal to 3-Month USD LIBOR plus 3.20% as determined on the reference rate determination date at the start of the related interest determination period, subject to the maximum interest rate of 7.50% per annum for each interest determination period.  During the 14-year floating interest rate period, the notes provide investors with the opportunity to earn interest at a potentially above-market rate in exchange for the risk of receiving no interest with respect to any index business day on which the S&P 500® Index closes below the index reference level.  Investors will receive little or no contingent quarterly coupon if the closing value of the S&P 500® Index remains below the index reference level for extended periods of time or even throughout the 14-year period from year 2 to maturity.  The notes are senior unsecured obligations of Morgan Stanley, and all payments on the notes, including the repayment of principal, are subject to the credit risk of Morgan Stanley.
SUMMARY TERMS
Issuer:	Morgan Stanley
Underlying index:	The S&P 500® Index (the “index”)
Aggregate principal amount:	$
Issue price:	$1,000 per note
Stated principal amount:	$1,000 per note
Pricing date:	May 25, 2011
Original issue date:	May 31, 2011 (3 business days after the pricing date)
Maturity date:	May 29, 2026
Interest accrual date:	May 31, 2011
Payment at maturity:	The payment at maturity per note will be the stated principal amount plus accrued and unpaid interest, if any.
Contingent quarterly coupon:
From and including the original issue date to but excluding May 31, 2012 (the “fixed interest rate period”):  7.50% per annum
From and including May 31, 2012 to but excluding the maturity date (the “floating interest rate period”):
For each interest determination period, a contingent coupon equal to the floating interest rate times N/ACT, where:
●  “N” = the total number of index business days in the applicable interest determination period on which the index closing value is greater than or equal to the index reference level of 1,000 (each such day, an “accrual day”); and
●  “ACT” = the total number of index business days in the applicable interest determination period.
If on any index business day during the floating interest rate period the index closing value is below the index reference level, no interest will accrue for that day.  It is possible that you will receive no contingent coupon on the notes for extended periods of time or even throughout the 14-year floating interest rate period if the index closing value were to remain below the index reference level.

Floating interest rate:
Reference rate plus 3.20%, subject to the maximum interest rate.  For the purpose of determining the level of the reference rate applicable to an interest determination period, the level of the reference rate will be determined two (2) London banking days prior to the interest determination date at the start of the related interest determination period (or two (2) London banking days prior to May 31, 2012 in the case of the first interest determination period) (each a “reference rate determination date”).

Reference rate:	3-Month USD-LIBOR-BBA
Maximum interest rate:	7.50% per annum
Day-count convention:	30/360
Interest determination period:
With respect to the floating interest rate period, the quarterly period from and including the previous interest determination date (or May 31, 2012 in the case of the first interest determination period) to but excluding the next succeeding interest determination date.

Interest determination dates:
The last calendar day of each February, May, August and November, beginning August 31, 2012, regardless of whether or not such day is a business day; provided that the interest determination date for the final interest determination period shall be May 22, 2026.

Record dates:	One business day prior to the related interest payment date.
Interest payment dates:
With respect to the fixed interest rate period, August 31, 2011, November 30, 2011, February 28, 2012 and May 31, 2012; with respect to the floating interest rate period, four business days after the related interest determination date.

Interest payment period:	Quarterly
Index closing value:	The closing value of the underlying index. Please see “Additional Provisions—The S&P 500® Index––Index Closing Value” on page 2.
Index reference level:	1,000
Calculation agent:	Morgan Stanley & Co. Incorporated (“MS & Co.”)	Trustee:	The Bank of New York Mellon
Early redemption:	Not applicable	Specified currency:	U.S. dollars
Book-entry or certificated note:	Book-entry	Business day:	New York
CUSIP / ISIN:	617482UH5 / US617482UH54
Listing:	The notes will not be listed on any securities exchange.
Agent:	MS & Co., a wholly owned subsidiary of Morgan Stanley. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per Note	$1,000	$35	$965
Total	$	$	$
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below, before you decide to invest.
Prospectus Supplement dated December 23, 2008                        Prospectus dated December 23, 2008
The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

The Notes

The notes offered are debt securities of Morgan Stanley.  In the first year following the issuance of the notes, the notes pay a quarterly coupon of 7.50% per annum.  Beginning May 31, 2012 and until maturity, interest will accrue on the notes for each index business day that the closing value of the S&P 500® Index is greater than or equal to 1,000, at a variable rate per annum equal to 3-Month USD LIBOR plus 3.20% as determined on the reference rate determination date at the start of the related interest determination period, subject to the maximum interest rate of 7.50% per annum for each interest determination period.  The interest rate during the floating interest rate period depends on the 3-Month USD LIBOR on the reference rate determination date and the closing value of the S&P 500® Index on each index business day for the related interest determination period.  We describe the basic features of these notes in the sections of the accompanying prospectus called “Description of Debt Securities—Floating Rate Debt Securities” and prospectus supplement called “Description of Notes,” subject to and as modified by the provisions described below.  All payments on the notes are subject to the credit risk of Morgan Stanley.

The stated principal amount and issue price of each note is $1,000. The issue price of the notes includes the agent’s commissions paid with respect to the notes as well as the cost of hedging our obligations under the notes.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  This cost of hedging could be significant due to the term of the notes and the tailored exposure provided by the notes.  The secondary market price, if any, at which MS & Co. is willing to purchase the notes is expected to be affected adversely by the inclusion of these commissions and hedging costs in the issue price.  In addition, the secondary market price may be lower due to the costs of unwinding the related hedging transactions at the time of the secondary market transaction.  See “Risk Factors—Market Risk—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.”

Additional Provisions

Reference Rate

“LIBOR” as defined in the accompanying prospectus in the section called “Description of Debt Securities—Floating Rate Debt Securities” and “—Base Rates” with an index maturity of 3 months and an index currency of U.S. dollars and as displayed on Reuters Page LIBOR01.

The S&P 500® Index

The S&P 500® Index (the “index” or the “S&P 500 Index”), which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, an affiliate of The McGraw-Hill Companies, Inc. (“S&P” or the “index publisher”), consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The calculation of the index is based on the relative value of the float adjusted aggregate market capitalization of the 500 component companies as of a particular time as compared to the aggregate average market capitalization of the 500 similar companies during the base period of the years 1941 through 1943.  The index is described in more detail under “Annex A—The S&P 500® Index” in these preliminary terms.

Index Closing Value

The index closing value on any index business day during the floating interest rate period (each, an “index determination date”) will equal the official closing value of the index or any successor index published at the regular weekday close of trading on that index business day by the index publisher or its successor, as determined by the calculation agent; provided that if a market disruption event with respect to the index occurs on any index determination date, the index closing value for such index determination date will be the index closing value on the immediately preceding index business day on which no market disruption event has occurred.  In certain circumstances, the index closing value shall be based on the alternate calculation of the index described under “Annex A—The S&P 500® Index—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation.”  The occurrence of a market disruption event will not affect the calculation of the number of index business days in the applicable interest determination period.

“Index business day” means a day, as determined by the calculation agent, on which trading is generally conducted on each of the relevant exchange(s) for the index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

“Relevant exchange” means the primary exchange(s) or market(s) of trading for (i) any security then included in the index or any successor index and (ii) any futures or options contracts related to the index or to any security then included in the index.

For more information regarding market disruption events with respect to the index, discontinuance of the index and alteration of the method of calculation and alternate exchange calculation in the case of an event of default, see “Annex A—The S&P 500® Index—Market Disruption Event,” “—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation” and “––Alternate Exchange Calculation in the Case of an Event of Default” in these preliminary terms.

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

Hypothetical Examples

The table below presents examples of hypothetical floating rate interest that would accrue on the notes during any quarterly interest payment period beginning May 31, 2012.  The examples of the hypothetical floating interest rate that would accrue on the notes are based both on the level of the 3-Month USD LIBOR on the applicable reference rate determination date and on the total number of index business days in the applicable interest determination period on which the index closing value of the S&P 500® Index is greater than or equal to 1,000.

Beginning May 31, 2012, the actual interest payments will depend on the actual level of the 3-Month USD LIBOR on each reference rate determination date and the index closing value of the S&P 500 index on each index business day during each of the interest determination periods.  The applicable interest rate for each quarterly interest payment period will be determined on a per annum basis but will apply only to that interest payment period.  The table reflects the maximum interest rate of 7.50% per annum and assumes that the interest determination period contains 65 index business days.  The examples below are for purposes of illustration only and would provide different results if different assumptions were made.  The numbers appearing in the table below have been rounded for ease of analysis.

Hypothetical 3-month USD LIBOR	Hypothetical 3-Month USD LIBOR plus 3.20%	Hypothetical Interest Rate
		Number of accrual days on which the index closing value of the S&P 500® Index is greater than or equal to 1,000
		0	15	25	30	50	60	65
0.00%	3.20%	0.00%	0.74%	1.23%	1.48%	2.46%	2.95%	3.20%
0.30%	3.50%	0.00%	0.81%	1.35%	1.62%	2.69%	3.23%	3.50%
0.60%	3.80%	0.00%	0.88%	1.46%	1.75%	2.92%	3.51%	3.80%
0.90%	4.10%	0.00%	0.95%	1.58%	1.89%	3.15%	3.78%	4.10%
1.20%	4.40%	0.00%	1.02%	1.69%	2.03%	3.38%	4.06%	4.40%
1.50%	4.70%	0.00%	1.08%	1.81%	2.17%	3.62%	4.34%	4.70%
1.80%	5.00%	0.00%	1.15%	1.92%	2.31%	3.85%	4.62%	5.00%
2.10%	5.30%	0.00%	1.22%	2.04%	2.45%	4.08%	4.89%	5.30%
2.40%	5.60%	0.00%	1.29%	2.15%	2.58%	4.31%	5.17%	5.60%
2.70%	5.90%	0.00%	1.36%	2.27%	2.72%	4.54%	5.45%	5.90%
3.00%	6.20%	0.00%	1.43%	2.38%	2.86%	4.77%	5.72%	6.20%
3.30%	6.50%	0.00%	1.50%	2.50%	3.00%	5.00%	6.00%	6.50%
3.60%	6.80%	0.00%	1.57%	2.62%	3.14%	5.23%	6.28%	6.80%
3.90%	7.10%	0.00%	1.64%	2.73%	3.28%	5.46%	6.55%	7.10%
4.20%	7.40%	0.00%	1.71%	2.85%	3.42%	5.69%	6.83%	7.40%
4.30%	7.50%	0.00%	1.73%	2.88%	3.46%	5.77%	6.92%	7.50%
4.50%	7.50%	0.00%	1.73%	2.88%	3.46%	5.77%	6.92%	7.50%
4.80%	7.50%	0.00%	1.73%	2.88%	3.46%	5.77%	6.92%	7.50%
5.10%	7.50%	0.00%	1.73%	2.88%	3.46%	5.77%	6.92%	7.50%
5.40%	7.50%	0.00%	1.73%	2.88%	3.46%	5.77%	6.92%	7.50%
5.70%	7.50%	0.00%	1.73%	2.88%	3.46%	5.77%	6.92%	7.50%
6.00%	7.50%	0.00%	1.73%	2.88%	3.46%	5.77%	6.92%	7.50%

During the floating interest rate period, if the index closing value is less than the index reference level on any index business day, you will not receive any interest for that index business day, and if the index closing value remains below the index reference level on each index business day in any interest determination period, you will receive no interest for that interest determination period.  See “Risk Factors—Yield Risk” on page 8.

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

Historical Information
Reference rate
The following graph sets forth the historical percentage levels of the 3-Month USD LIBOR for the period from January 1, 1996 to May 13, 2011.  The historical levels of the reference rate do not reflect the 3.20% spread that will apply to the floating interest rate for the related interest determination period and should not be taken as an indication of its future performance.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

The S&P 500® Index
The following table sets forth the published high and low, as well as end-of-quarter, index closing values for each quarter in the period from January 1, 2006 through May 13, 2011.  The graph following the table sets forth the daily closing values of the index for the period from January 1, 1996 through May 13, 2011.  The closing value of the index on May 13, 2011 was 1,337.77.  The historical values of the index should not be taken as an indication of its future performance, and no assurance can be given that the index closing value will be greater than or equal to the index reference level on any index business day of any interest determination period during the floating interest rate period.  We obtained the information in the graph below from Bloomberg Financial Markets, without independent verification.
S&P 500® Index	High	Low	Period End
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter (through May 13, 2011)	1,363.61	1,305.14	1,337.77

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

*The bold line in the graph above represents the index reference level of 1,000.

Historical period
Total number of days in the historical period, beginning on 2/2/1998**	3,343
Number of days on or after 2/2/1998 that the index closing value was greater than or equal to 1,000	2,826
Number of days on or after 2/2/1998 that the index closing value was less than 1,000	517
** From the inception of the S&P 500 Index until 2/2/1998, the index closing value was less than 1,000.

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

Risk Factors

The notes involve risks not associated with an investment in ordinary floating rate notes.  An investment in the notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the reference rate, fluctuations in the index and other events that are difficult to predict and are beyond the issuer’s control.  This section describes the most significant risks relating to the notes.  For an additional discussion of risk factors, please see the accompanying prospectus.  You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

Yield Risk

▪
The notes provide for regular interest payments only during the first year following their issuance.  The terms of the notes differ from those of ordinary debt securities in that they only provide for the regular payment of interest during the one-year period following the original issue date.  From and including the second year and until maturity, interest will accrue on the notes for each index business day that the closing value of the S&P 500® Index is greater than or equal to 1,000, at a variable rate per annum equal to 3-Month USD LIBOR plus 3.20% as determined on the reference rate determination date at the start of the related interest determination period, subject to the maximum interest rate of 7.50% per annum for each interest determination period.  The interest rate during the floating interest rate period depends on the 3-Month USD LIBOR on the reference rate determination date and the closing value of the S&P 500® Index on each index business day for the related interest determination period.  During the floating interest rate period, no interest will accrue for any index business day that the index closing value is below 1,000.  It is possible that the index closing value will remain below the index reference level for extended periods of time or even for the entire 14-year floating interest rate period so that you will receive no contingent quarterly coupons.  If you do not earn sufficient contingent coupons over the term of the notes, the overall return on the notes may be less than the amount that would be paid on a conventional debt security of the issuer of comparable maturity.

▪
The floating interest rate payable on the notes is subject to the maximum interest rate.  Beginning May 31, 2012, the floating interest rate that may accrue on any index business day that the S&P 500® Index is at or above 1,000 is capped for that quarter at the maximum interest rate of 7.50% per annum, and, due to the spread of 3.20%, you will not get the benefit of any increase in the 3-Month USD LIBOR above 4.30% on any reference rate determination date.  Accordingly, you could receive less than 7.50% per annum interest for any given full year even when the reference rate increases substantially in a quarterly interest determination period during that year if the reference rate in the other quarters in that year does not also increase substantially, or if the index closing value is not at or above the index reference level on any index business day during the interest determination period so that you do not accrue interest with respect to such index business day.  Due to the maximum interest rate, you will not receive the full benefit of the increase in the reference rate in the outperforming quarter.

▪
The historical performance of the reference rate and the index is not an indication of future performance. The historical performance of the 3-Month USD LIBOR and the S&P 500 Index should not be taken as an indication of their future performance during the term of the notes.  Changes in the levels of the 3-Month USD LIBOR and the S&P 500 Index will affect the trading price of the notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the index closing value of the S&P 500 Index will be equal to or greater than the index reference level on any index business day during any interest determination period on or after May 31, 2012.  Furthermore, the historical performance of the 3-Month USD LIBOR and the index does not reflect the return the notes would have had because they do not take into account each other’s performance, the spread or the maximum interest rate.

Issuer Risk

▪
The notes are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the notes.  You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes on interest payment dates and at maturity and therefore you are subject to the credit risk of Morgan Stanley.  The notes are not guaranteed by any other entity. If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of our creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

Market Risk

▪
The price at which the notes may be sold prior to maturity will depend on a number of factors and may be substantially less than the amount for which they were originally purchased.  Some of these factors include, but are not limited to: (i) changes in the level of the 3-Month USD LIBOR, (ii) volatility of the 3-Month USD LIBOR, (iii) changes in the level of the index closing value including whether the index closing value has declined below the index reference level of 1,000, (iv) volatility of the index, (v) dividend yield on the component stocks of the index, (vi) changes in interest and yield rates, (vii) geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the securities underlying the index, or equity markets generally, and that may affect the index, (viii) any actual or anticipated changes in our credit ratings or credit spreads and (ix) time remaining to maturity.  Generally, the longer the time remaining to maturity and the more tailored the exposure, the more the market price of the notes will be affected by the other factors described in the preceding sentence.  This can lead to significant adverse changes in the market price of securities like the notes. Primarily, if the index closing value is less than the index reference level during the floating interest rate period, the market value of the notes is expected to decrease and you may receive substantially less than 100% of the issue price if you sell your notes at such time.

▪
The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.  Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the notes at any time in secondary market transactions will likely be significantly lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the notes and the costs of hedging our obligations under the notes that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Due to the term of the notes and the tailored exposure provided by the notes, the cost of entering into and unwinding the hedging transactions is expected to be significant.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Liquidity Risk

▪
The notes will not be listed on any securities exchange and secondary trading may be limited.  The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  MS & Co. may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If at any time MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

Conflicts of Interest

▪
The issuer, its subsidiaries or affiliates may publish research that could affect the market value of the notes.  They also expect to hedge the issuer’s obligations under the notes. The issuer or one or more of its affiliates may, at present or in the future, publish research reports with respect to movements in interest rates generally or the reference rate specifically, the index and on each of the components making up the index. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may adversely affect the market value of the notes.  In addition, the issuer’s subsidiaries expect to hedge the issuer’s obligations under the notes and they may realize a profit from that expected hedging activity even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction.

▪
The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the notes.  Any of these determinations made by the calculation agent may adversely affect the payout to investors.  Determinations made by the calculation agent, including with respect to the reference rate, the index closing value, the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a market disruption event or discontinuance of the index, may adversely affect the payout to you on the notes.  See “Annex A—The S&P 500® Index—Market Disruption Event” and “—Discontinuance of the S&P 500 Index; Alteration of Method of Calculation.”

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Contingent Coupon Range Accrual Notes Based on the 3-Month USD LIBOR and the Performance of the S&P 500® Index due May 29, 2026

Index Specific Risk Factors

▪
Adjustments to the index could adversely affect the value of the notes.  The publisher of the index can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the index. Any of these actions could adversely affect the value of the notes.  The publisher of the index may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  The calculation agent could have an economic interest that is different than that of investors in the notes insofar as, for example, the calculation agent is permitted to consider indices that are calculated and published by the calculation agent or any of its affiliates.  If the calculation agent determines that there is no appropriate successor index on any day on which the index closing value is to be determined, the index closing value for such day will be based on the stocks underlying the discontinued index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent, in accordance with the formula for calculating the index closing value last in effect prior to discontinuance of the index.

▪
You have no shareholder rights. As an investor in the notes, you will not have voting rights, rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the index.

▪	Investing in the notes is not equivalent to investing in the index or the stocks underlying the index. Investing in the notes is not equivalent to investing in the index or its component stocks.

▪
Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the index.  One or more of our subsidiaries expect to carry out hedging activities related to the notes (and possibly to other instruments linked to the index or its component stocks), including trading in the stocks underlying the index as well as in other instruments related to the index.  Some of our subsidiaries also trade in the stocks underlying the index and other financial instruments related to the index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities during the term of the notes could potentially decrease the index closing value during the floating interest rate period, thus increasing the risk that interest will not accrue on each day during the floating interest rate period.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

We expect to deliver the notes against payment therefor in New York, New York on May 31, 2011, which will be the third scheduled business day following the date of the pricing of the notes.

The agent may distribute the notes through Morgan Stanley Smith Barney LLC (“MSSB”), as selected dealer, or other dealers, which may include Morgan Stanley & Co. International plc ("MSIP") and Bank Morgan Stanley AG.  MSSB, MSIP and Bank Morgan Stanley AG are affiliates of Morgan Stanley.  Selected dealers, including MSSB, and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $35 for each note they sell.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

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Tax Considerations

Tax Consequences to U.S. Holders

The notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, as described in the section of the accompanying prospectus supplement called “United States Federal Taxation — Tax Consequences to U.S. Holders — Notes — Optionally Exchangeable Notes.”  Under this treatment, if you are a U.S. taxable investor, you generally will be subject to annual income tax based on the “comparable yield” (as defined in the accompanying prospectus supplement) of the notes, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the notes.  In addition, any gain recognized by U.S. taxable investors on the sale, exchange or retirement, or at maturity, of the notes generally would be treated as ordinary income.  If the notes were priced on May 16, 2011, the “comparable yield” would be a rate of 5.4240% per annum, compounded quarterly; however, the comparable yield for the notes will be determined on the pricing date and may be significantly higher or lower than the comparable yield set forth above.

Tax Consequences to Non-U.S. Holders

Under current law, non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax with respect to interest paid and amounts received on the sale, exchange or retirement of the notes, provided they fulfill certain certification requirements.

If you are a non-U.S. Holder, please read the discussion under “United States Federal Taxation — Tax Consequences to Non-U.S. Holders” in the accompanying prospectus supplement concerning the U.S. federal income and withholding tax consequences of an investment in the notes.  Non-U.S. Holders should also note that the discussion in the accompanying prospectus supplement does not address the tax consequences to non-U.S. Holders for whom income or gain in respect of the notes is effectively connected with the conduct of a trade or business in the United States.  Such non-U.S. Holders should consult their tax advisers regarding the potential tax consequences of an investment in the notes.

Both U.S. and non-U.S. Holders should consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the notes, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Contact Information

Morgan Stanley Smith Barney clients may contact their local Morgan Stanley Smith Barney branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (866) 477-4776).  All other clients may contact their local brokerage representative.  Third-party distributors may contact Morgan Stanley Structured Investment Sales at (800) 233-1087.

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Annex A—The S&P 500® Index

The S&P 500® Index was developed by Standard & Poor’s, a Division of The McGraw-Hill Companies, Inc., and is calculated, maintained and published by Standard & Poor’s Financial Services LLC, which we refer to as S&P.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets.  The calculation of the value of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the “S&P 500 Component Stocks”) as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  The “Market Value” of any S&P 500 Component Stock is the product of the market price per share and the number of the then outstanding shares of such S&P 500 Component Stock.  The 500 companies are not the 500 largest companies listed on the New York Stock Exchange and not all 500 companies are listed on such exchange.  S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market.  S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.  Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely-held and the Market Value and trading activity of the common stock of that company.

The S&P 500® Index and S&P’s other U.S. indices moved to a float adjustment methodology in 2005 so that the indices reflect only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares.  Float adjustment excludes shares that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500 Component Stocks relative to the S&P 500® Index’s base period of 1941-43 (the “Base Period”).  An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.  The actual total Market Value of the S&P 500 Component Stocks during the Base Period has been set equal to an indexed value of 10.  This is often indicated by the notation 1941-43=10.  In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500 Component Stocks by a number called the “S&P 500 Index Divisor.”  By itself, the S&P 500 Index Divisor is an arbitrary number.  However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period value of the S&P 500® Index.  The S&P 500 Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“S&P 500 Index Maintenance”).

S&P 500 Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the value of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require a S&P 500 Index Divisor adjustment.  By adjusting the S&P 500 Index Divisor for the change in total Market Value, the value of the S&P 500® Index remains constant.  This helps maintain the value of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index.  All S&P 500 Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500® Index.  Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require S&P 500 Index Divisor adjustments.

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The table below summarizes the types of S&P 500 Index maintenance adjustments and indicates whether or not a S&P 500 Index Divisor adjustment is required:

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No
Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes
Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes
Special cash dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus	Yes
Price of Rights Right Ratio
Spin-Off	Price of parent company minus	Yes
Price of Spinoff Co. Share Exchange Ratio

Stock splits and stock dividends do not affect the S&P 500 Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500 Component Stock.  All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the S&P 500 Index Divisor has the effect of altering the Market Value of the S&P 500 Component Stock and consequently of altering the aggregate Market Value of the S&P 500 Component Stocks (the “Post-Event Aggregate Market Value”).  In order that the level of the S&P 500® Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500 Component Stock, a new S&P 500 Index Divisor (“New S&P 500 Divisor”) is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value
New S&P 500 Divisor

New S&P 500 Divisor	=	Post-Event Aggregate Market Value
Pre-Event Index Value

A large part of the S&P 500 Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies.  Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding.  After the totals are updated, the S&P 500 Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index.  In addition, any changes over 5% in the current common shares outstanding for the S&P 500® Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the S&P 500 Index Divisor.

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License Agreement between S&P and Morgan Stanley.  S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with securities, including the notes.

The license agreement between S&P and Morgan Stanley provides that the following language must be set forth herein:

The notes are not sponsored, endorsed, sold or promoted by S&P.  S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P 500® Index to track general stock market performance.  S&P’s only relationship to us is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to us or the notes.  S&P has no obligation to take our needs or the needs of the owners of the notes into consideration in determining, composing or calculating the S&P 500® Index.  S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of S&P and have been licensed for use by Morgan Stanley.

Market Disruption Event

Market disruption event means, with respect to the index, the occurrence or existence of any of the following events, as determined by the calculation agent in its sole discretion: (i)(a) a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the value of the index (or the successor index) on the relevant exchanges for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such relevant exchange; or (b) a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the value of the index (or the successor index) during the last one-half hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or (c) the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange traded funds related to the index (or the successor index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market; and (ii) a determination by the calculation agent in its sole discretion that any event described in clause (i) above materially interfered with the ability of the issuer or any of its affiliates to unwind or adjust all or a material portion of the hedge position with respect to this issuance of the notes.

For the purpose of determining whether a market disruption event exists at any time, if trading in a security included in the index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the index shall be based on a comparison of (x) the portion of the value of the index attributable to that security relative to (y) the overall value of the index, in each case immediately before that suspension or limitation.

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For the purpose of determining whether a market disruption event has occurred:  (1) a limitation on the hours or number of days of trading shall not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange traded fund shall not constitute a market disruption event, (3) a suspension of trading in futures or options contracts or exchange traded funds on the index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds, or (c) a disparity in bid and ask quotes relating to such contracts or funds shall constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to the index and (4) a “suspension, absence or material limitation of trading” on any relevant exchange or on the primary market on which futures or options contracts or exchange traded funds related to the index are traded shall not include any time when such securities market is itself closed for trading under ordinary circumstances.

Discontinuance of the S&P 500 Index; Alteration of Method of Calculation

If S&P discontinues publication of the index and S&P or another entity (including MS & Co.) publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued index (such index being referred to herein as a “successor index”), then any subsequent index closing value shall be determined by reference to the published value of such successor index at the regular weekday close of trading on any index business day that the index closing value is to be determined.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be furnished to the trustee, to the issuer and to The Depository Trust Company ("DTC"), as holder of the notes, within three business days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the notes, as applicable, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the publication of the index is discontinued and such discontinuance is continuing on, any date on which the index closing value is to be determined and the calculation agent determines, in its sole discretion, that no successor index is available on such date, then the calculation agent will determine the index closing value on such date in accordance with the formula for calculating the index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the relevant exchange on such date of each security most recently constituting the index without any rebalancing or substitution of such securities following such discontinuance.  Notwithstanding these alternative arrangements, discontinuance of the publication of the index may adversely affect the value of the notes.

If at any time the method of calculating the index or a successor index, or the value thereof, is changed in a material respect, or if the index or a successor index is in any other way modified so that such index does not, in the sole opinion of the calculation agent, fairly represent the value of the index or such successor index had such changes or modifications not been made, then, from and after such time, the calculation agent will, at any time at which the index closing value is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value of an index comparable to the index or a successor index, as the case may be, as if such changes or modifications had not been made, and the calculation agent will determine the index closing value, as adjusted.  Accordingly, if the method of calculating the index or a successor index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent will adjust such index in order to arrive at a value of the index or such successor index as if it had not been modified (i.e., as if such split had not occurred).

Alternate Exchange Calculation in the Case of an Event of Default

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per note upon any acceleration of the notes (the “acceleration amount”) shall be determined by the calculation agent and shall be an amount in cash equal to $1,000 plus any accrued but unpaid portion of the contingent quarterly coupon.  During the floating interest rate period, the contingent quarterly coupon, if any, for any interest determination period shall be determined as if the date of such acceleration were the last date of such interest determination period, calculated on a 30/360 basis.

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If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the acceleration amount and the aggregate cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

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